FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

          A press release dated April 13, 2000 announcing that STMicroelectronics N.V. and Philips Semiconductors are expanding their existing cooperation agreement.

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[StMicroelectronics Logo]                          [Philips Semiconductors Logo]




          STMicroelectronics and Philips Semiconductors expand existing cooperation agreement by building a new pilot line fab for deep-submicron
                        CMOS production on 12-inch wafers


Geneva and Eindhoven, April 13, 2000 - Philips Semiconductors, an affiliate of Royal Philips Electronics (NYSE: PHG), and STMicroelectronics (NYSE: STM) will invest $700 million to jointly build an advanced 12-inch (300 mm) wafer pilot-line fab in Crolles, France. This new agreement expands the existing technological cooperation agreement that has been in place between these two leading semiconductor companies since 1992.

By developing deep sub-micron semiconductor processes to 0.10 micron and below, this new 12-inch pilot line will keep both companies at the forefront of semiconductor technology. The pilot line will initially be designed to produce up to 1000 wafers per week, with potential to ramp up to 2000 wafers per week as needed. Site preparation and building of the pilot line fab will commence this month, with the first 12-inch wafers expected to be processed in around two years time.

"STMicroelectronics has a long track record of successful cooperation in several areas of activity with customers, public research institutes and competitors, particularly in the frame of European R&D programs such as JESSI and MEDEA," commented Pasquale Pistorio, President and CEO of STMicroelectronics. "Our cooperation with Philips is an excellent example of the advantages of alliances in leading edge R&D activities: it has certainly contributed to the technological leadership of both companies and has helped ST to gain new positions in the highly competitive semiconductor market."

"Critical investment in process technology is a cornerstone of our strategy to meet customer demand and satisfaction, and to keep us apace with the competition," said Arthur van der Poel, CEO, Philips Semiconductors. "The new process technologies resulting from this cooperation will further underpin our platform concept for realizing advanced ASICs and customer specific Systems-on-Silicon, while at the same time preparing both companies for the advent of 12-inch wafer processing. This new investment therefore means that Philips Semiconductors, together with STMicroelectronics, will quickly benefit from both the process and manufacturing advantages that accrue."

The decision to build the new facility follows several years of highly successful cooperation between the two companies, which has already given both of them access to 0.18 micron logic CMOS technology and manufacturing at ST's wafer fab in Crolles, France. The new 12-inch pilot-line fab will also be located in Crolles, with each company having equal access to both its research and development and manufacturing capabilities. In addition to developing shared CMOS processes at 0.12 micron, 0.10 micron and below, both companies will also be free to develop process technology options to suit their individual market focuses.

The cooperation between STMicroelectronics and Philips Semiconductors is in line with the ITRS (International Technology Roadmap for Semiconductors) roadmap and will address the two companies' markets that require advanced System-on-Chip technology. The cooperation will include advanced process technologies such as copper, low-k and high-k dielectrics, new transistor structures and other state-of-the-art process steps.

Standardization of libraries, design tools and process flows, which are already well aligned as a result of previous cooperation, will mean that new process technologies designed in the joint R&D and pilot line facility can be transferred directly into other STMicroelectronics and Philips fabs. This will ensure a fast ramp-up of production once these new processes come on-stream.


                                     -more-
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STMicroelectronics                                                      Page Two


The agreement between STMicroelectronics and Philips Semiconductors will be open to the contribution of other leading players in advanced semiconductor technology. In particular, ST will continue its very productive cooperation program with France Telecom R&D (formerly CNET) and with Leti (research lab of the French Commissariat a l'Energie Atomique-CEA) at the new joint pilot line in Crolles. Philips will contribute research results it obtains as a result of its recently agreed cooperation with IMEC of Louvain, Belgium.



Some of the above statements are forward-looking statements that involve a number of risks and uncertainties that could cause results to differ materially from current expectations. Among the factors are the following: new technology developments by the competition; capital requirements and availability of funding; intellectual property developments; manufacturing risks; changes in customer requirements; and international events.


About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com.

About Philips Semiconductors
Philips Semiconductors, which has annual revenues of approximately $5 billion, designs and manufactures semiconductors and silicon systems platforms. Philips Semiconductors is spearheading the emerging field of systems on silicon solutions with the innovative Nexperia(TM) platform and VLSI Velocity(TM) tool set. The company's sea-of-IP(TM) design methodology allows plug and play intellectual property blocks for easily customizable products. The company is a leader in communications, consumer, PC peripherals and automotive semiconductors, which are key applications for convergence in end-user products. Philips Semiconductors is headquartered in Eindhoven, The Netherlands, and has operations throughout the world. For more information: www.philips.semiconductors.com.

For further information, please contact:

Maria Grazia Prestini
Corporate Press Relations Manager
STMicroelectronics
Tel: +33.4.50.40.2532
Fax: +33.4.50.40.25.40
E-mail: mariagrazia.prestini@st.com

Tanja Laube
Public Relations Department
Philips Semiconductors
Eindhoven, The Netherlands
Tel: +31 40 2722091
Fax: +31 40 2724825
E-mail: tanja.laube@philips.com

Lorie Lichtlen
Morgen Walke Europe
Tel: +33 1 47 03 68 10
Fax: +33 1 47 03 93 38
E-mail: llichtlen@mweurope.com




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title: President and Chief
                                                        Executive Officer